November 6, 2017

Via EDGAR and Courier

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
Filed September 7, 2017
Registration Statement on Form S-1/A
Filed November 6, 2017
File No. 333-220372

Dear Ms. Ravitz:

Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 4, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comment in italics as set forth in the Comment Letter.

In addition, the Company is concurrently filing an amended Registration Statement on Form S-1 (as amended, the “Registration Statement”). Enclosed are two courtesy copies of the Registration Statement submitted to the Commission on the date hereof, in a clean and blacklined version showing changes that were made from the Registration Statement on Form S-1 filed with the Commission on September 7, 2017.

We utilize a third-party, single-source supplier for some components…, page 11

1.	Please expand the appropriate section to disclose, if applicable, the material terms of your agreement with the single source supplier, such as the duration of the agreement and the termination provisions of the agreement.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Registration Statement accordingly.

Use of Proceeds, page 45

2.	We note your response to prior comment 17. If any material amounts of other funds are necessary to accomplish the specified purposes, please state the amounts and sources of other such funds. See Item 504 of Regulation S-K and Instruction 3 to that Item. In this regard, also address any capital needs necessary to achieve the disclosed regulatory clearances.

Amanda Ravitz

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 48 of the Registration Statement. In addition, at this time, the Company believes that proceeds derived from the offering will be sufficient to accomplish the specified purposes for which the proceeds are to be obtained. As such, the Company does not expect to require additional funding sources that would trigger the applicable disclosure requirements under Instruction 3 to Item 504 of Regulation S-K.

Capitalization, page 47

3.	Please revise so that cash and cash equivalents are not included in the mathematical sum of total capitalization.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 50 of the Registration Statement to include cash and cash equivalents in the mathematical sum of total capitalization.

4.	Under the caption “Senior Convertible Notes” on page 96 you disclose that the convertible notes are convertible at the option of the holder upon completion of the offering. Accordingly, tell us and revise to clarify why it is appropriate to assume that the notes fully convert upon consummation of your offering.

Company Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 56 of the Registration Statement to remove any assumption that the Company’s senior convertible notes will convert upon consummation of the offering.

Certain Relationships and Related Transactions, page 94

5.	We note your response to prior comment 25. Please tell us how you determined that HJLA is not a related person.

Company Response: The Company’s only relationship to Hancock Jaffe Laboratory Aesthetics, Inc. (“HJLA”) is with respect to the Company’s 28.5% ownership investment in HJLA. Pursuant to Instruction 1 of Item 404(a) of Regulation S-K, HJLA is not a director or executive officer of the Company, a security holder of the Company, or an immediate family member of any such security holder of the Company. As a result, HJLA is not a related party to the Company.

Undertakings

6.	We note your response to prior comment 33. Please include the undertakings required by Item 512(a)(6) of Regulation S-K as they are required for primary offerings.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page II-3 of the Registration Statement to include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Amanda Ravitz

Exhibits

7.	Please file as exhibits the amended and restated certificate of incorporation and the loan agreement mentioned on pages F-7 and F-14, respectively.

Company Response: The Company acknowledges the Staff’s comment and has filed the Company’s Amended and Restated Certificate of Incorporation and the Loan Agreement referenced on pages F-7 and F-14, respectively, as Exhibits 3.1 and 10.27 and 10.28, respectively.

8.	We note your response to prior comment 36. However, it appears that you have not re-filed several agreements, such as exhibits 10.10, 10.11 and 10.12 as exhibits to this filing. We note that the agreements were filed as exhibits to your draft registration statement and were presented as a graphic or image file. Please re-file your exhibits as appropriate.

Company Response: The Company acknowledges the Staff’s comment and has filed the exhibits as indicated above with the Registration Statement.

Should you have any questions or require any additional information, please contact Hancock Jaffe Laboratories, Inc., attention Bill Abbott, by phone at (949) 387-9279, or by e-mail at billabbott@hjlinc.com.

Sincerely,

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ Benedict Broennimann, M.D.
Benedict Broennimann, M.D.
Co-Chief Executive Officer

Cc:	Tim Buchmiller, U.S. Securities and Exchange Commission
Tom Jones, U.S. Securities and Exchange Commission
Gary Todd, U.S. Securities and Exchange Commission
Jeanne Bennett, U.S. Securities and Exchange Commission
Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael Hedge, K&L Gates LLP